SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50087

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANUM SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street, 25th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Moskowitz 212-407-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Members of
Granum Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Granum Securities, L.L.C. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of any fully paid and excess margin securities of customers as reported by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, The National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2006

Granum Securities, L.L.C.

Statement of Financial Condition
December 31, 2005

	Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Granum Securities, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Granum Securities, L.L.C. (the "Company") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2006

Granum Securities, L.L.C.
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	272,282
Accounts receivable		4,985
Securities owned, at fair value		5,000
Total assets	$	282,267
Liabilities and Members' Capital		
Liabilities		
Accrued expenses and other liabilities	$	68,821
Members' capital		213,446
Total liabilities and members' capital	$	282,267

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Granum Securities, L.L.C. (the "Company") was incorporated in December, 1996 and commenced operations on February 1, 1997. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934. The Company distributes shares of an affiliated open ended management investment company (commonly known as a mutual fund).

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash consists of cash held in the bank, which is primarily held at one financial institution.

Securities owned, which are listed on a national securities exchange, are valued at their last sales price as of the last business day of the year. Securities not so listed are stated at fair value as determined by management and takes into consideration available financial information about the holdings.

Statement of Financial Accounting Standards ("SFAS") No. 107 entitled, "Disclosures about Fair Value of Financial Instruments," requires entities to disclose information about the estimated fair values of their financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

The Company is responsible for its own direct expenses including NASD fees, audit, legal and Anti-Money Laundering compliance fees, compensation and benefits, marketing and website expenses and fees to distributing broker dealers with whom it has a contractual relationship.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown and this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934. The Company computes its net capital under the aggregate indebtedness method, which requires that minimum net capital be equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At December 31, 2005 the Company had net capital of $203,461, which was $198,461 in excess of the minimum required.

4. **Related Party Transactions**

The Company entered into a Revenue Sharing Agreement with an affiliate, Granum Capital Management, L.L.C. ("GM"). GM pays the Company for expenses incurred for the benefit of GM. This payment is made out of GM's monthly management fee from Granum Value Fund. The monthly fee is subject to periodic reviews by the management of each company.

At December 31, 2005, the Company had payables to an affiliate (Granite Capital International Group) in the amount of $4,080 for commission expenses paid by the affiliate on behalf of the Company and receivables from an affiliate (Granum Value Fund) related to 12-b1 fees in the amount of $4,985.

Through July 31, 2005, the Company received 12b-1 fee income from Granum Value Fund that was attributable to investments in Granum Value Fund by an employee benefit plan sponsored by an affiliate of the Company. At that time it was determined that 12b-1 fees attributable to the plan's investment should no longer be paid because the plan is sponsored by an affiliate of the Company.

5. **Securities Owned**

Securities owned consist of 375 warrants to purchase The NASDAQ Stock Market, Inc. ("NASDAQ") common shares at $16 per share. Subject to the provisions of the warrant agreement, each warrant shall entitle its holder to purchase one share of common stock owned and held by NASDAQ. The exercise period of the warrants ends on June 27, 2006.